EXHIBIT 99.1

Brookfield Raises $12 Billion for Flagship Global Private Equity Program

BROOKFIELD, NEWS, Oct. 03, 2023 (GLOBE NEWSWIRE) -- Brookfield Asset Management announced today the closing of its latest flagship global private equity program, Brookfield Capital Partners VI (“BCP VI” or the “Fund”). With $12 billion in total capital raised for the strategy, BCP VI is the largest private equity fund raised by Brookfield.

Partners in BCP VI are a diverse group of institutional investors, including public and private pension plans, sovereign wealth funds, financial institutions, endowments and foundations, and family offices. Brookfield has committed $3.5 billion to the Fund, underscoring the firm’s alignment of interests with other investors.

Cyrus Madon, CEO of Brookfield’s Private Equity Group, said, “We are grateful for the confidence and support from our investors for BCP VI, Brookfield’s largest private equity fund raised to date. Reaching this milestone is a testament to our strong track record and longstanding strategy of investing in high-quality, cash-generative businesses that will benefit from Brookfield’s deep operating expertise.”

Anuj Ranjan, President of Brookfield’s Private Equity Group, said, “Our global deal pipeline remains robust during this current period of market dislocation, which is creating significant large-scale opportunities that suit our operationally intensive investment approach.”

To date, the Fund has committed approximately $4 billion to acquire six market-leading businesses and continues to provide meaningful co-investment opportunities to its partners.

About Brookfield Asset Management

Brookfield Asset Management Ltd. (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with US$850 billion of assets under management across renewable, infrastructure, real estate, private equity, credit and other. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world, which include public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. We draw on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles.

For more information, please visit our website at https://bam.brookfield.com or contact:

Media

Marie Fuller
Brookfield Asset Management
M: +44 207 407 8375
E: marie.fuller@brookfield.com

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